QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Years ended December 31,					Three Months Ended March 31,
	2010	2009	2008	2007	2006	2011	2010
	(Amounts in thousands)
Fixed Charges
Interest expensed and capitalized	71,240	59,309	52,503	37,707	35,233	17,665	17,778
Interest within rental expense	19,988	16,417	21,177	19,191	19,163	4,941	4,777
Preference security dividend requirements	—	—	—	—	—	—	—

Total Fixed Charges	91,228	75,726	73,680	56,898	54,396	22,606	22,555
Earnings
Add:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	18,443	7,452	(2,295)	25,859	33,790	2,936	1,510
Fixed charges	91,228	75,726	73,680	56,898	54,396	22,606	22,555
Amortization of capitalized interest	1,143	1,182	4,785	317	1,693	290	239
Distributed income of equity investees	—	—	—	—	—	—	—
Your share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—
Subtract:
Interest capitalized	911	548	4,200	3,300	820	213	98
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—	—

Total Earnings	109,903	83,812	71,970	79,774	89,059	25,619	24,206

Ratio of Earnings to Fixed Charges	1.20	1.11	0.98	1.40	1.64	1.13	1.07

QuickLinks

  Exhibit 12
Calculation of Ratio of Earnings to Fixed Charges (Unaudited)